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                                  ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                             BOSTON, MA 02110-2624
                             PHONE: (617) 951-7000
                              FAX: (617) 951-7050
                          DIRECT DIAL: (617) 951-7902
                             MKELLEY@ROPESGRAY.COM

                                                                  EXHIBIT (I)(1)
                                 April 25, 2002

New England Zenith Fund
501 Boylston Street
Boston, Massachusetts  02116

Ladies and Gentlemen:

         You have informed us that you propose to offer and sell from time to time shares ("Shares") of beneficial interest registered under the Securities Act of 1933, as amended (the "Act"), without par value, of your Alger Equity Growth Series, State Street Research Bond Income Series, State Street Research Money Market Series, Davis Venture Value Series, Harris Oakmark Focused Value Series, Balanced Series, Loomis Sayles Small Cap Series, MFS Investors Trust Series, MFS Research Managers Series, MFS Total Return Series, Salomon Brothers Strategic Bond Opportunities Series, Salomon Brothers U.S. Government Series, FI Structured Equity Series, FI Mid Cap Opportunities Series, Capital Guardian U.S. Equity Series, Jennison Growth Series and Zenith Equity Series (each, a "Series" of the New England Zenith Fund (the "Trust")), at not less than net asset value.

         We have examined an executed copy of your Amended and Restated Agreement and Declaration of Trust dated October 30, 2000, as amended by Amendment Nos. 1, 2, 3 and 4 thereto (the "Declaration of Trust"), and are familiar with the action taken by your trustees to authorize the issue and sale to the public from time to time of authorized and unissued Shares. We have further examined a copy of your By-Laws and such other documents and records as we have deemed necessary for the purpose of this opinion.

         Based on the foregoing, we are of the opinion that the issue and sale by the Trust of an unlimited number of Shares of each Series has been duly authorized under Massachusetts law. Upon the original issue and sale of any such authorized but unissued Shares and upon receipt by the Trust of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.



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New England Zenith Fund                -2-                       April 25, 2002




         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification out of the property of each Series for all loss and expense of any shareholder of such Series held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which such Series itself would be unable to meet its obligations.

         We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-1A (File No. 2-83538) relating to such offering and sale.

                                                     Very truly yours,

                                                     /s/ Ropes & Gray

                                                     ROPES & GRAY